SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

                          United Industrial Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    910671106
--------------------------------------------------------------------------------
                                                  (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 9, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)



--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 2 of 18 Pages
-----------------------------                      -----------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,023,630
   OWNED BY
     EACH      -----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,023,630
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,023,630
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 3 of 18 Pages
-----------------------------                      -----------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,023,630
   OWNED BY
     EACH      -----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,023,630
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,023,630
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 4 of 18 Pages
-----------------------------                      -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8     SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 5 of 18 Pages
-----------------------------                      -----------------------------


         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein and James R. Henderson.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  James R. Henderson is an employee of Steel Partners II.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Each of the Reporting Persons is party to a Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal  business address of Steel Partners,  Warren
G. Lichtenstein and James R. Henderson is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of small cap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

                      The principal business of Mr. Henderson is investing in the securities of small cap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 6 of 18 Pages
-----------------------------                      -----------------------------



subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Lichtenstein and Mr. Henderson are citizens of the United States of America.

  Item 3 is hereby amended and restated in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,023,630 Shares of Common Stock owned by Steel Partners II is $10,113,695. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

  Item 4 is hereby amended to include the following:

Item 4.           Purpose of Transaction.

         On March 10, 2000, Steel Partners II delivered a letter to the Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference, to nominate (the "Nomination Letter") Warren G. Lichtenstein and James R. Henderson, as set forth therein, to the Issuer's Board of Directors at the Annual Meeting of Stockholders of the Issuer scheduled to be held on May 9, 2000.

         On March 9, 2000, the Reporting Persons entered into a Joint Filing Agreement, a copy of which is attached as an exhibit hereto and incorporated herein by reference, reflecting their agreement to form a group and, among other things, to seek to nominate the nominees set forth above to the Board of Directors of the Issuer. The Reporting Persons anticipate filing proxy solicitation materials with the Securities and Exchange Commission in order to solicit proxies from the stockholders of the Issuer in order elect its nominees to the Issuer's Board of Directors at the 2000 Annual Meeting.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4. Except as set forth above, the Reporting Persons

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 7 of 18 Pages
-----------------------------                      -----------------------------


have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Issuer.

  Item 5 is hereby amended and restated in its entirety as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,294,138 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

                  As of the close of business on March 9, 2000, Steel Partners II beneficially owns 1,023,630 Shares of Common Stock, constituting approximately 8.3% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,023,630 Shares, representing approximately 8.3% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,023,630 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (b) By virtue of his position with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D and beneficially owned by Steel Partners II.

                  As of the close of business on March 9, 2000, Mr. Henderson does not beneficially own any Shares of Common Stock.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of Amendment No. 1.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e) Not applicable.

  Item 6 is amended and restated in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On March 9, 2000 the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form a group and, among other things, to seek to elect Warren G. Lichtenstein and James R. Henderson to the Board of Directors of the Issuer. A

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 8 of 18 Pages
-----------------------------                      -----------------------------


copy of the Joint Filing Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

   Item 7 is hereby amended and restated in its entirety to read as follows:

Item 7.           Material to be Filed as Exhibits.

                  1. Joint Filing Agreement between Steel Partners II and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners II, Warren G. Lichtenstein and James R. Henderson, dated March 9, 2000.

                  3. Director Nomination Letter from Steel Partners II to United Industrial Corp., dated March 9, 2000.

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 9 of 18 Pages
-----------------------------                      -----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            March 10, 2000                STEEL PARTNERS II, L.P.

                                                By: Steel Partners, L.L.C.
                                                    General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   ----------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer

                                               /s/ Warren G. Lichtenstein
                                               --------------------------------
                                               WARREN G. LICHTENSTEIN



                                               /s/ James R. Henderson
                                               --------------------------------
                                               JAMES R. HENDERSON

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 10 of 18 Pages
-----------------------------                      -----------------------------


                                  Exhibit Index



Exhibit                                                                  Page
1.       Joint Filing Agreement (previously
         filed)
2.       Joint Filing Agreement between Steel                             11
         Partners II, Warren G. Lichtenstein
         and James R. Henderson, dated March 9,
         2000.
3.       Director Nomination Letter from Steel                            14
         Partners II, to United Industrial
         Corporation, dated March 9, 2000.

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 11 of 18 Pages
-----------------------------                      -----------------------------


                             JOINT FILING AGREEMENT



                  WHEREAS,  certain of the undersigned are shareholders,  direct
or  beneficial,   of  United  Industrial  Corporation  ("United"),   a  Delaware
corporation;

                  WHEREAS, Steel Partners II, L.P. ("Steel"), Warren G. Lichtenstein and James R. Henderson wish to form a group (the "Group") in order to nominate a slate of directors to the Board of Directors of United and solicit written consents or votes to obtain a change in the Board of Directors of United;

                  NOW, IT IS AGREED, this 9th day of March 2000, by the parties hereto:


                  1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of United.

                  2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP of (i) any of their purchases or sales of the Common Stock of United; or (ii) any shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  3. Each of Warren G. Lichtenstein and James R. Henderson agrees to serve as one of the Group's nominees to the Board of Directors of United and to serve as a director if elected.

                  4. Steel hereby agrees to bear all expenses incurred in connection with the Group's nomination of persons to the Board of Directors of United, including expenses

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 12 of 18 Pages
-----------------------------                      -----------------------------


incurred by any of the nominees in a solicitation of written consents or votes by the Group. Notwithstanding the foregoing, Steel shall not be required to reimburse any nominee or party for (i) out-of-pocket expenses incurred by a nominee in the aggregate in excess of $250 without Steel's prior written approval; (ii) the value of the time of any nominee or party; (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Steel's counsel, employed in connection with any pending or threatened litigation.

                  5. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of United, as it deems appropriate, in its sole discretion. Nor shall anything herein be construed to require any party to deliver a written consent to the Group or to refrain from revoking any consent after it has been given.

                  6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  7. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 13 of 18 Pages
-----------------------------                      -----------------------------


                  8. Any party hereto may terminate his obligations under this agreement at any time on 24 hours written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan Grundman Frome Rosenzweig & Wolosky LLP, Fax No. 212 755-1467.

                  9.  Each  party   acknowledges   that  Olshan  Grundman  Frome
Rosenzweig & Wolosky LLP shall act as counsel for both the Group and Steel.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                       STEEL PARTNERS II, L.P.
                                       150 East 52nd Street
                                       New York, NY 10022

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren Lichtenstein, Managing Member


                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                           Warren G. Lichtenstein
                                           150 East 52nd Street
                                           New York, New York 10022


                                       /s/ James R. Henderson
                                       -----------------------------------------
                                           James R. Henderson
                                           150 East 52nd Street
                                           New York, New York 10022

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 14 of 18 Pages
-----------------------------                      -----------------------------


                             STEEL PARTNERS II, L.P.
                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022

                                                                   March 9, 2000

BY FACSIMILE AND EXPRESS MAIL


United Industrial Corporation
570 Lexington Avenue
New York, New York 10022
Attention: Corporate Secretary

         Re: Notice of Intention to Nominate Individuals for Election as Directors at the 2000 Annual Meeting of Stockholders of United Industrial Corporation

Ladies and Gentlemen:

                  This letter shall serve to satisfy the notice  requirements of
Article III, Section 3 of the Amended and Restated Bylaws (the "Bylaws") of United Industrial Corporation ("United") as to the nomination by Steel Partners II, L.P., a Delaware limited partnership ("Steel"), of two nominees for election to the Board of Directors of United (the "United Board") at the Annual Meeting of Shareholders of the Company scheduled to be held on May 9, 2000, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

                  This letter and all Exhibits attached hereto are collectively referred to as the "Notice." Steel is the beneficial owner of at least 1,023,630 shares of common stock, $1.00 par value per share, of United (the "Common Stock"). Through this Notice, Steel hereby nominates and notifies you of its intent to nominate Warren G. Lichtenstein and James R. Henderson as nominees (the "Nominees") to be elected to the Board of Directors of the Company at the Annual Meeting. To the extent there are in excess of two (2) vacancies on the United Board to be filled by election at the Annual Meeting or United increases the size of the United Board above its existing size, we reserve the right to nominate additional nominees to be elected to the United Board at the Annual
Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Steel that any attempt to increase the size of the United Board constitutes an unlawful manipulation of United's corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee and as to any replacement Nominee(s) selected by Steel. The information required by the Bylaws follows:

         (i) The purpose of this Notice is to notify United of Steel's nomination and intention to nominate the Nominees for election of directors at the Annual Meeting. In connection with such action, Steel will prepare and utilize its own proxy materials in accordance with applicable law.

-----------------------------                      -----------------------------
CUSIP No. 910671106                  13D              Page 15 of 18 Pages
-----------------------------                      -----------------------------


         (ii) The address of Steel, as we believe it appears on United's books, is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         (iii) As of the date hereof, Steel is the beneficial owner of 1,023,630 shares of Common Stock. Based upon publicly available information as to the number of shares of Common Stock of United outstanding, these shares represent an aggregate of approximately 8.3% of the outstanding Common Stock as of the date hereof. Representatives of Steel intend to appear in person or by proxy at the Annual Meeting.

         (iv) The information concerning the Nominees required by Regulation 14A of the Exchange Act is as follows:

         Warren G. Lichtenstein (34) is one of the nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing
Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd., the general partner of Steel Partners Associates, L.P., which was the general partner of Steel Partners II, L.P. since 1993 and prior to January 1, 1996. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., WebFinancial Corporation, PLM International, Inc., Tech-Sym Corporation, ECC International Corp. and Saratoga Beverage Group, Inc. As of the date hereof, Mr. Lichtenstein beneficially owned at least 1,023,630 shares of Common Stock, all of which were beneficially owned by Steel Partners II, L.P. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. Mr. Lichtenstein is not adverse to United or any of its subsidiaries in any material pending legal proceedings.

         In late 1995, Steel Partners II, L.P commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). Thereafter, MICA initiated an action against Steel Partners II, L.P., Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al, Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel Partners II, L.P. received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel Partners II, L.P. would assume control of the Board of MICA. MICA was ultimately sold for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel Partners II, L.P.'s proxy solicitation.

         James R. Henderson (42) is one of the nominees for director. Since August 1999, Mr. Henderson has been an employee of Steel Partners II, L.P. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin Corporation, which included a tenure as president and Chief Operating Officer from October 1998 to June 1999. Prior to his employment with Aydin, Mr. Henderson was employed as

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CUSIP No. 910671106                  13D              Page 16 of 18 Pages
-----------------------------                      -----------------------------


an executive with UNISYS Corporation. Mr. Henderson is a director of the following publicly held companies: Tech-Sym Corporation and ECC International Corp. As of the date hereof, Mr. Henderson did not beneficially owned any shares of Common Stock. The business address of Mr. Henderson is 150 E. 52nd Street, 21st Floor, New York, New York 10022. Mr. Henderson is not adverse to United or any of its subsidiaries in any material pending legal proceedings.

         (v) For information regarding purchases and sales of shares of the Common Stock during the past two years, see Exhibit A.

         (vi) On March 9, 2000, Steel, and Messrs. Lichtenstein and Henderson entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of United, (ii) they formed a group to nominate a slate of directors to the Board of Directors of United and solicit written consents or votes at the Annual Meeting for their slate of directors for the Board of Directors of United, and (iii) Steel Partners II, L.P. agreed to bear all expenses incurred in connection with such committee's nomination of persons to the Board of Directors of United, including approved expenses incurred by any of the nominees in the solicitation of written consents or votes by such committee. The Joint Filing Agreement is attached hereto as Exhibit B and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Joint Filing Agreement. Other than as stated above, there are no arrangements or understandings between Steel Partners II, L.P. and each nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by the nominees to serve as directors of the Company if elected as such at the Annual Meeting, attached hereto and incorporated herein by reference.

         (vii) Each of the Nominees has consented to serve as a director of United if so elected. Such consents are set forth as Exhibit C hereto.




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CUSIP No. 910671106                  13D              Page 17 of 18 Pages
-----------------------------                      -----------------------------


                  In addition to the information provided in this Notice, the Nominees and Steel will promptly provide any and all additional information reasonably required by United pursuant to the Amended and Restated By-laws or the Restated Certificate of Incorporation. Please address any correspondence to Steel Partners II, L.P., 150 East 52nd Street, 21st Floor, New York, New York 10022, Attention: Warren G. Lichtenstein, telephone (212) 813-1500, facsimile
(212) 813-2198 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone (212) 753-7200, facsimile (212) 755-1467). The giving of this Notice is not an admission that the procedures for notice contained in the By-laws are legal, valid or binding, and Steel reserves the right to challenge their validity. In addition, Steel reserves the right to challenge any effort by United or its Board to conduct the Annual Meeting on any date other than May 9, 2000.



                                Very truly yours,

                                STEEL PARTNERS II, L.P.


                                By: Steel Partners L.L.C., General Partner


                                -------------------------------------
                                Warren G. Lichtenstein
                                Managing Member




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CUSIP No. 910671106                  13D              Page 18 of 18 Pages
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                                   SCHEDULE A

         Transactions in the Shares since the filing of Amendment No. 1




        Shares of Common
         Stock Purchased               Price Per Share         Date of Purchase
         ---------------               ---------------         ----------------
                                Steel Partners II

             13,500                        8.54990                  2/28/00
             62,800                        8.65780                  3/1/00
              1,100                        8.72750                  3/2/00
             14,400                        8.79000                  3/2/00
             17,400                        8.75820                  3/3/00
              5,800                        8.65000                  3/6/00

                             Warren G. Lichtenstein

                                      None

                               James R. Henderson

                                      None